Bancroft Capital, LLC

501 Office Center Drive, Suite 130

Fort Washington, PA 19034

VIA EDGAR

June 27, 2024

Mr. Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Primega Group Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-277692)
Request for Acceleration of Effectiveness

Dear Mr. Regan:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Bancroft Capital, LLC, as the underwriter, hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective 4:30 p.m., Eastern Time, on July 1, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated June 21, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

BANCROFT CAPITAL, LLC

By:	/s/ Jason Diamond
Name:	Jason Diamond
Title:	Managing Director